0-14870 AR/S P.E. 12-31-02

03016975

# Quipp, Inc.



## 2002 Annual Report

**Miami, FL ★★★★★★★★★★★ March 2003**

# Quipp modernizes postpress operations



**The Mobile Register postpress system features 10 Quipp 400 Series stackers, five Viper bottomwrappers, a matte-top conveyor system, three automatic cart loaders, 430 carts and the company's bundle distribution system.**

Newspapers & Technology *October 2002* - Quipp Systems Inc. is placing the finishing touches on a major installation for the Mobile (Ala.) Register.

The $1.5-million installation at the Mobile Register (daily, 99,757; Sunday, 116,502) is complete and at press deadline was operating smoothly.

The Quipp installation was part of the Register's new 215,000-square-foot downtown plant that was in full production on Memorial Day this year.

The postpress system features 10 Quipp 400 Series stackers, five Viper bottomwrappers, a matte-top conveyor system, three automatic cart loaders, 430 carts and the company's bundle distribution system.

Most of the equipment featured the latest Quipp hardware, but Mobile wanted more from the cart loading system and conveyor. As a result, Quipp designed and introduced a bundle orientation device that catches the bundle on the conveyor and straightens it in the correct position before it enters the cart loaders.

In addition to the bundle straightening unit, Quipp also added accumulation conveyors that allow a buffer between cart changes.

Quipp was so pleased with the Mobile equipment install that it will feature the equipment on most of its new systems.

### Cart loader is Series 8552

The Register installed the Quipp Series 8552 cart loader, which was introduced in April. Quipp says the machine, designed for 50-inch webs, is more versatile and sports an increased capacity of more than 40 bundles per minute. There are 27 of the latter machines in operation.

### Quipp's relationship with the Register

The Register chose Quipp based partly on a good relationship.

The entire press operation has jumped the Register's deadline from 3:30 a.m. on its old presses to 2:15 a.m. on its new presses.

**Miami, FL, June 3, 2002 -- Quipp Systems, Inc.**, a leading supplier of post-press systems to the newspaper industry is proud to introduce the Series 500 Newspaper Stacker with enhanced performance and new safety features, built on the experience gained from over 2,700 stackers sold.

*The Series 500 incorporates innovations that raise the standards for stacker performance.*

- *A new integrated Safety Light Curtain, with fast acting turntable brake preventing possible operator injuries.*
- *A new, more advanced Quipp Count Pro II Laser Sensor, improving count accuracy.*
- *A brighter, enhanced touch screen control, offering additional operation and maintenance aids.*
- *"Factory Floor" Ethernet communication, allowing seamless uploading or downloading of parameters between stackers and plant network.*

# Tucson Newspapers orders latest Quipp stacking system

Newspapers & Technology *July 2002* - Tucson Newspapers Inc., publisher of the (Tucson) Arizona Daily Star (daily, 106,708; Sunday, 177,883) and Tucson (Ariz.) Citizen (daily, 37,871), has ordered four new Quipp Systems Inc. 500 model stackers and two 500c stackers, Quipp announced at Nexpo.

Deals were also finalized at Nexpo for four Quipp Viper three-quarter wrappers and one stacker programmer and a matte-top distribution system, official said.



Tucson Newspapers is the merged business circulation and production functions of the two newspapers.

The 500 model stacker was announced as a new product at Nexpo that offered enhanced performance and safety features. The stacker counts, batches and delivers compact bundles and can service press speeds that exceed 85,000 copies per hour, according to Quipp.

# Demand for Stacker & Bottomwrapper continue strong

Miami, FL, August 28, 2002 - Quipp Systems, Inc., continues to secure orders for its core products. During the months of July and August, Quipp has received orders for 22 Viper Bottomwrappers and 26 Stackers, including 13 of the new Model 500 Stacker.


EXTRA

*The QUIPP 2002 Annual Report has been produced in a newspaper format since the Newspaper Industry is the company's primary market.*

*The articles and press releases shown on this cover were derived from articles published in major industry magazines, and describe Quipp's recent installations and products.*

Quipp, Inc., through its wholly owned subsidiary, Quipp Systems, Inc., manufacturers, sells and installs post-press material handling equipment to newspaper publishers. In the post-press stage of newspaper operations, newspapers move from the pressroom in a continuous stream and are stacked, bundled, transferred to the shipping docks and loaded into carts or stored on pallets for further distribution. Quipp's equipment and computerized control systems facilitate the automated movement of newspapers from the printing press to the delivery truck.

## Year ended December 31,

| *(In thousands, except per share data)* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| ***Income Statement Information*** | | | | | |
| Net sales | **$16,264** | $21,669 | $35,352 | $31,632 | $27,121 |
| Gross profit | **4,142** | 5,250 | 13,219 | 11,483 | 10,166 |
| Operating (loss) income | **(469)** | (191) | 6,926 | 5,047 | 4,481 |
| Net (loss) income | **(106)** | 190 | 5,013 | 3,673 | 3,348 |
| ***Per Share Information*** | | | | | |
| Net (loss) income per share - *basic* | **$(.07)** | $.12 | $2.65 | $2.02 | $2.05 |
| Net (loss) income per share - *diluted* | **(.07)** | .11 | 2.57 | 1.97 | 1.96 |
| Book value per share | **7.91** | 8.00 | 11.28 | 8.55 | 13.67 |
| Market price - high | **15.10** | 26.44 | 26.06 | 24.00 | 20.38 |
| - low | **8.25** | 12.31 | 14.50 | 12.50 | 14.50 |
| ***Balance Sheet Information*** | | | | | |
| Current assets | **$14,723** | $15,029 | $28,970 | $21,972 | $28,954 |
| Total assets | **16,902** | 17,839 | 31,477 | 24,435 | 31,278 |
| Current liabilities | **5,139** | 5,854 | 9,381 | 7,454 | 7,834 |
| Long-term liabilities | **550** | 650 | 750 | 850 | 950 |
| Shareholders' equity | **11,212** | 11,336 | 21,345 | 16,131 | 22,494 |
| Weighted average number of common equivalent shares outstanding | **1,417,682** | 1,658,296 | 1,948,956 | 1,862,116 | 1,707,366 |

This report contains forward looking statements that addresses, among other things, market conditions in 2003, the effect of a market recovery on Quipp's financial results, prospects for improvement in the health of the industry, ability to capture additional market share and adequacy of cash, cash equivalents and securities available for sales and other matters identified in the enclosed Annual Report on Form 10-K in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Actual results may differ from those suggested in the forward looking statements due to a number of factors including delays in economic recovery generally and in the newspaper industry, unanticipated engineering and product installation difficulties, competition, unanticipated operating expenditures, delays in shipments and cancellation of customer orders.

## ***Experienced*** **Management Team & Dedicated Work Force**

*Robert Gonzalez, Factory Supervisor*
*Christer Sjogren, Executive VP*
*David Switalski, VP of Operations*





## **State-of-the-Art** ***Technology***

*Electronic Panel of a Model 500 Stacker*

## **Reliable Equipment** ***Performance***

*Model 500 Stackers*
*Over 3000 QUIPP stackers have been installed since 1983.*


QUIPP



## ***Commitment*** **to the success of our Customers**

*Michael S. Kady, President & CEO*
*John Dennan, VP of Production of St. Louis Post Dispatch*
*Angel Arrabal, VP of Sales*

# 2002 ANNUAL REPORT
# LETTER TO SHAREHOLDERS



*Michael S. Kady*
*President and CEO*
*Quipp, Inc.*

## Dear Shareholders:

For the second consecutive year, newspaper industry capital expenditures in 2002 fell substantially below the average spending levels experienced in the late 1990s and 2000. In a mid-2002 survey of its member newspapers, the NAA (Newspaper Association of America) predicted that purchases of post-press systems and equipment similar to the types provided by Quipp would decline by nearly 39%. This spending reduction followed a reported 36% decline in total capital spending during the preceding year. Obviously, a market contraction of this magnitude presented special challenges for our company.

In response to extremely soft market conditions, our management concentrated on three specific areas. First, cost reduction programs were implemented to minimize the financial impact of declining sales activity. Second, new product development efforts were focused on those projects that will position the company to participate more fully, and immediately, in any market recovery. Finally, emphasis was placed on balance sheet management, specifically inventory and receivables, in an effort to generate positive cash flow from operations. Our successes and disappointments in each of these areas of concentration will be addressed below.

## Financial Overview

In 2002, revenues of $16,263,650 reflected a 25% decline from the previous year. While substantial, this contraction was less severe than the reduction in spending by newspapers for Quipp type post-press products. Therefore, we conclude that our market share remained stable or increased slightly. A net loss of $106,223 compared unfavorably to net income of $189,901 in 2001.

General economic conditions in the U.S. showed modest improvements during the past year. Spending on new capital equipment, however, remained very sluggish in most industrial sectors. In particular, newspapers suffered from continuing declines in advertising revenues through most of 2002, which, we believe, caused constraints in capital project approvals. For the full year, ad revenues declined 0.5% following a 9% drop the year before. According to the NAA, however, newspaper advertising began to recover in the fourth quarter, reflecting a 4.4% gain compared to the same period of the prior year.

In total, Quipp's incoming orders in 2002 were at the lowest level experienced since 1994. On a positive note, requests for proposals have increased steadily through 2002 reflecting anticipated increases in capital spending by domestic newspapers. Nevertheless, we believe that final purchase authorizations continue to be adversely affected by a confluence of concerns regarding geopolitical, economic, and terrorist events. As a result, we remain cautious with regard to market conditions in 2003.

In response to weak market conditions, Quipp's management team implemented several cost saving programs. The most significant of these were a further reduction in both hourly and salaried workforce, shortened workweeks, and a two-week plant shutdown. These actions contributed to an upward trend in quarterly operating profits during 2002. In addition, resources were focused on completion of a few troublesome project installations that were begun prior to 2002. Certain new product enhancements were engineered and incorporated on-site, resulting in ultimate customer satisfaction.

The aforementioned cost savings, coupled with active accounts receivables and inventory management, resulted in positive cash generation from operations despite the significant drop in revenues.



*Single Gripper Conveyor carrying individual newspapers, up to 85,000 copies per hour*


QUIPP

*Quipp Booth at NEXPO Show in Orlando in June 2002 – Introducing Quipp Model 500 Stacker and the High-Resolution Ink Jet Printing for Quipp Viper Bottomwrapper*

Actions taken in 2002 have positioned Quipp to participate fully in any market recovery. Also, Quipp's balance sheet remains strong, enabling the company to withstand the impact of two consecutive years of declining capital spending in the newspaper industry. We are hopeful that newspaper post-press investments will start to strengthen in 2003 and that Quipp's results will track that improvement.

## Product Developments

In June 2002, Quipp introduced the 500 Series stacker and upgraded inkjet-printing capabilities for the Viper bottomwrapper at NEXPO 2002, the industry's primary trade show. The 500 Series stacker features a new integrated Safety Light Curtain with fast acting turntable brake, the Count-Pro II Laser Sensor, and factory floor Ethernet communications capability. The new design inkjet module greatly enhances the printing options and quality of the Viper bottomwrapper.

Our new generation gripper conveyor system, Quipp-Gripp II, was installed at Raleigh Offset, Inc. (*USA Today*), Raleigh, North Carolina, at *The Daily Record*, Wooster, Ohio, and at *Cadena Capriles* in Caracas, Venezuela. These gripper conveyor projects, as well as those completed in 2001, have been very successful, and we have received a new order for 2003 installation from another newspaper.

During the past year, we have increased our emphasis on specific new product development. Our focus has been on products that will have the most immediate impact on revenues in a recovering market. Minimizing "time to market" without sacrificing design reviews and thoroughness of testing has been the goal of our R&D engineers. We are eagerly looking forward to NEXPO 2003 as a showcase for new Quipp products.

## Other Developments

In March 2003, Quipp acquired certain assets and assumed specific liabilities of USA Leader, Inc. USA Leader is a designer, manufacturer, and marketer of inserting and collating equipment for the newspaper and commercial printing markets. In the newspaper industry, USA Leader has historically focused on the small to intermediate sized publications. This concentration provides expanded opportunities for Quipp. The inserter/collator is an important strategic addition to the Quipp product offering.

## Outlook

While a few signs of market recovery are becoming visible, we now believe that any noticeable effect on Quipp's financial results will occur late this year at best. Also, it appears that the health of the industry will improve slowly given the uncertainties affecting capital investment decisions. Therefore, our operating plan calls for continued emphasis on strict cost controls, improved efficiencies throughout the organization, and balance sheet management.

Our strong cash position has enabled us to expand the Quipp product line through internal development and acquisition during a period of weak market conditions. These programs have positioned the company to capture additional market share regardless of industry growth trends.

As of the end of 2002, our cash and cash equivalents and securities available for sale amounted to $8,626,072. This balance is sufficient to support our current product and market expansion projects.

The past year has been challenging on many fronts. I would like to express my gratitude to our employees who have confronted these challenges squarely. Through innovative planning, determined program execution, and personal sacrifice, they have reduced the impact of two consecutive years of market contraction. While we are not pleased with the company's financial results, I am confident that we are well positioned to benefit from firming market demand. As always, we also appreciate the support of our customers, suppliers and shareholders.

*Michael S. Kady*

Michael S. Kady
President and Chief Executive Officer

# Our Gripper Systems are just like our state reptile, the American Alligator



- **Strong**
- **Fast**
- **Durable**
- **Quiet**
- **Made in the USA**

**The versatile Quipp Gripp II Conveyor System can improve any production environment.**

Reliable Business Partner



Modern Manufacturing Facility Located in Miami, FL

Outstanding Customer Service



Knowledgeable & Experienced Personnel

State-of-the-Art Equipment



Superior Quality

---

In the late eighties, Quipp developed Gripper systems for smaller size products, primarily in the Asia/Pacific market. Over 100 of these systems were successfully installed. Recently, Quipp introduced the *Quipp-Gripp II Single-Gripper Conveyor System*. The Quipp-Gripp II is a versatile, high quality, positive control, single-gripper conveyor system designed for the US market. A computer controlled series of individual grippers is mounted on an articulated chain, so that each gripper firmly grasps and carries a single copy of the publication.





The American Alligator became the official state reptile of Florida in 1987.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 10-K

**(MARK ONE)**

__X__ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

________ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from ____________ to

Commission file number 0-14870

Quipp, Inc.
(Exact name of registrant as specified in its charter)

| Florida | 59-2306191 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |

| 4800 NW 157th Street, Miami, Florida | 33014 |
|---|---|
| (Address of principal executive offices) | (Zip code) |

Registrant's telephone number, including area code (305) 623-8700

Securities registered pursuant to Section 12(g) of the Act;
Common Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes __ No X

The aggregate market value of voting stock held by non-affiliates of the Registrant on June 28, 2002 was approximately $17,568,812*. The number of shares of the Registrant's common stock, $.01 par value, outstanding at March 10, 2003 was 1,423,775.

DOCUMENTS INCORPORATED BY REFERENCE

Document Incorporated

Portions of the Quipp, Inc. Proxy Statement relating to the 2002 Annual Meeting of Shareholders (to be filed not later than 120 days after the close of the fiscal year covered by this report on Form 10-K).

Where Incorporated
Part III

*Calculated by excluding all shares held by executive officers and directors of Registrant without conceding that all such persons are "affiliates" of Registrant for purposes of the federal securities laws.

# QUIPP, INC.

## TABLE OF CONTENTS

PART I

## ITEM I - BUSINESS

Through our wholly owned subsidiary, Quipp Systems, Inc., we design, manufacture, sell and install post-press material handling equipment to newspaper publishers. In the post-press stage of newspaper operations, newspapers move from the pressroom in a continuous stream and are stacked, bundled, transferred to the shipping docks and loaded into carts or stored on pallets for further distribution. Our equipment and computerized control systems facilitate the automated movement of newspapers from the printing press to the delivery truck.

Our product line includes the following equipment, which we sell individually or as part of integrated post-press system installations that include several of our products and, in some instances, products of other manufacturers.

**Newspaper Stackers** – The Series 500 Stacker counts and batches stacks of newspapers at maximum speeds of 85,000 copies per hour. The Series 500C Stacker can be adjusted to count and stack a variety of newspaper sizes. The Quipp Sport Stacker, marketed to smaller volume newspapers, counts and batches stacks of newspapers at maximum speeds of 60,000 copies per hour.

**Bottomwrapper** – The Quipp Viper applies wrapping paper to the bottom or three sides of a newspaper bundle to protect against product damage. The Viper can be equipped with an inkjet printing device that provides delivery location and copy count information on the wrapping paper.

**Automatic Cart Loading System** – This system loads strapped bundles of newspapers into carts for transportation to remote distribution centers. Quipp's Automatic Cart Loading System handles bundles of various shapes and sizes. Upon completion of loading, the cart is discharged from the cart loader and placed in a truck for delivery to the distribution site.

**Newspaper Conveyor Systems** – Our conveyor systems, including the Quipp-Gripp II ™, Quipp Twin-Trak and Quipp Rollerslat, transport newspapers from pressrooms to various locations throughout the post-press operation. The conveyor systems include both horizontal and vertical conveyor modules, which can be integrated with directional switches and special purpose components to accommodate the layout of the newspaper plant. The Quipp-Gripp II uses a series of grippers mounted on an articulating chain to pick up and transport newspapers. Each Quipp-Gripp II gripper carries a single copy of the product. The Quipp Twin-Trak is a twin-belt newspaper conveyor that transports newspapers in an overlapping stream with maximum surface speeds of approximately 80,000 newspapers per hour. The Quipp Rollerslat conveyor employs an array of independently rotating rollers and is used in the processing of newspaper stacks prior to bundling.

**Automatic Palletizer System** –The palletizer system receives newspaper bundles from conveyors, stacks the bundles onto a pallet and places stretch wrap film around the pallet and newspapers to prevent movement during transportation to a distribution site.

**Other Products** – We manufacture other products for post-press operations, including stream aligners, centering pacers, fold compressors, newspaper sensors, press production monitors, automated waste handling systems, and other equipment.

**Original Equipment Manufacturers' (OEM) Equipment** - We sell OEM products to compliment our product line and provide our customers a single source for integrated post-press material handling systems.

Our manufacturing activities consist primarily of the assembly of purchased components, the fabrication of mechanical parts and the testing of completed products. We use approximately 350 vendors to supply parts, materials and components for our various products. We believe that alternative sources of supply are available for all required components. If necessary, certain parts could be manufactured in our in-house machine shop, which is used primarily for custom engineering and development of prototype equipment.

We market, install and service our products both domestically and internationally. All of our products have a minimum one-year warranty, and we have a staff of technicians that provide installation and repair services. In addition to the manufacture and sale of products, we sell spare parts for our equipment. In 2002, 2001 and 2000, spare parts sales accounted for approximately 12%, 9%, and 7% of our net sales revenue, respectively.

We sell most of our products to newspaper publishers in the United States. Our foreign sales accounted for 6%, 5% and 13% of total sales in 2002, 2001, and 2000, respectively. The following table indicates the amount of sales by geographic area during the past three years:

SALES BY GEOGRAPHIC AREA

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| United States | $15,336,675 | $20,638,351 | $30,905,022 |
| Far East | 151,290 | 69,577 | 785,934 |
| Canada | 342,122 | 126,593 | 1,360,731 |
| Latin America | 61,866 | 469,237 | 2,125,993 |
| Other | 371,697 | 365,084 | 174,067 |
| | $16,263,650 | $21,668,842 | $35,351,747 |

As of December 31, 2002, our backlog of orders was approximately $4,686,000, as compared to $6,611,000 on December 31, 2001. Orders booked in 2002 were $14,019,000 as compared to $17,569,000 in 2001. We believe that the slowdown in the U.S. economy and, specifically, a reduction in capital spending by newspaper publishers resulted in lower incoming orders. If incoming orders remain at 2002 levels or decrease, our financial results in 2003 could be further adversely affected. We expect to ship all orders included in our backlog within the next 15 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – General" in Item 7.

For the years ended December 31, 2002, 2001 and 2000, no single newspaper customer accounted for ten percent or more of our net sales. A number of our newspaper customers are part of large newspaper chains, but management believes that purchase decisions are made by the individual newspapers. Newspapers owned by Gannett Co, Inc. accounted for 16% and 13% of our net sales in 2002 and 2001, respectively. Newspapers owned by Gannett Co, Inc. and Knight-Ridder, Inc. accounted for 18% and 12%, respectively, of our net sales in 2000. Since our equipment is designed to have an extended life, our largest individual newspaper customers in a given year are usually different from the largest customers in any other year.

OEM sales accounted for approximately 4.1%, 3.5% and 12.6% of our total sales in 2002, 2001, and 2000, respectively.

## COMPETITION

The newspaper industry has experienced a decrease in size in recent years, as the number of newspapers in the country has declined and ownership of newspapers has been consolidated. Moreover, in recent years, there has been consolidation among manufacturers of newspaper material handling equipment, as well as new entrants into the market. These developments have increased competition in the industry, and some of our competitors have much greater financial resources than ours.

We believe we have two principal competitors for the newspaper post-press equipment business in the United States, Heidelberg Finishing Systems, a domestic subsidiary of Heidelberger Druckmaschinen AG, a German company and, GMA, a domestic subsidiary of Muller-Martini Versand-Systeme AG, a Swiss company. In addition, there are several companies that compete with respect to certain of our products. We have experienced competition on the basis of price with respect to most of our products and anticipate that price competition will continue.

## MARKETING

In North America, we sell our products through direct sales representatives. We use international dealers to market and sell our products in the rest of the world. Domestically, we market products by direct solicitation, trade shows and national and regional trade journal advertising. International marketing efforts are coordinated through the foreign dealers. Some of the international dealers are commissioned, while others purchase our products for resale.

## PATENTS AND TRADEMARKS

We hold 30 U.S. and foreign patents, which expire during the period from 2005 to 2017. We have two patents pending and continue to apply for patent protection when deemed advisable; however, we believe that the success of our products ultimately is dependent upon performance, reliability and engineering, and that our patents are not material to our business. "Quipp" and "Quipp Gripp" are registered trademarks of Quipp, Inc.

## RESEARCH AND DEVELOPMENT

Research and development costs totaled $458,387, $379,437 and $669,855 in 2002, 2001 and 2000 respectively. In 2002, we focused much of our engineering and technical efforts on the development of our 500 Stacker, high-resolution ink-jet printer for our bottomwrapper product and, more recently, a new and not yet introduced product.

## EMPLOYEES

As of December 31, 2002, we had 98 full-time employees. None of our employees are represented by a union and we consider our employee relations to be good.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, business experience and ages of the executive officers of Quipp are listed below:

| Name | Business Experience During the Past Five Years | Age |
|---|---|---|
| Michael S. Kady | Mr. Kady became President and Chief Executive Officer Quipp, Inc. in February 2002. Mr. Kady was President of GMP Metal Products, a manufacturer of components supplied to major original equipment manufacturers in the agricultural equipment, construction machinery and transportation equipment markets, from January 2000 to January 2001. From May 1999 to January 2000, Mr. Kady was a private consultant engaged in strategy development for privately held companies. From May 1996 to May 1999, he was President and Chief Operating Officer of Shuttleworth, Inc., a designer and builder of automated material handling systems and equipment for the electronics, automotive, food and beverage and printing industries. | 53 |
| Christer A. Sjogren | Mr. Sjogren, Executive Vice President of Quipp Systems, Inc. since 1994, has served Quipp or Quipp Systems in various capacities since 1983. He is currently responsible for our research and development activities. | 60 |
| David Switalski | Mr. Switalski, Vice President of Operations of Quipp Systems, Inc. since July 2000, has served Quipp or Quipp Systems in various capacities since 1984. | 43 |
| Angel Arrabal | Mr. Arrabal, Vice President of Sales of Quipp Systems, Inc since 1997, has served Quipp or Quipp Systems in various capacities since 1986. He is currently responsible for worldwide sales and marketing. | 43 |

## ITEM 2 - PROPERTIES

We operate our business from one facility located in Miami, Florida. We own the property, and our facility contains approximately 63,170 square feet, of which approximately 48,300 square feet are utilized for manufacturing operations, and 14,870 square feet are used for administrative functions. We own all of the equipment used in our manufacturing operations. In the opinion of management, our properties are adequate and suitable for current operations.

## ITEM 3 - LEGAL PROCEEDINGS

Not applicable

## ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable

PART II

## ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock, $.01 par value, is traded on the NASDAQ National Market under the symbol, "QUIP." The following table sets forth the high and low sales prices of our Common Stock as reported on the NASDAQ National Market for each calendar quarter in 2002 and 2001:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| **First Quarter** | **$15.10** | **$13.50** | $26.44 | $20.75 |
| **Second Quarter** | **14.00** | **12.91** | 21.75 | 16.13 |
| **Third Quarter** | **13.50** | **8.82** | 17.34 | 13.94 |
| **Fourth Quarter** | **13.01** | **8.25** | 15.45 | 12.31 |

We did not pay any dividends in 2001 or 2002.

## ITEM 6 - SELECTED FINANCIAL DATA

The selected consolidated financial data for each of the years in the five-year period ended December 31, 2002 are derived from the audited financial statements of the Company. The following data should be read in conjunction with the financial statements and related notes and also with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Annual Report on Form 10-K.

**Selected Financial Data**
**(In thousands, except per share and share data)**

| Year Ended | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Statement of Operation Information:** | | | | | |
| Net sales | **$16,264** | $21,669 | $35,352 | $31,632 | $27,121 |
| Gross profit | **4,142** | 5,250 | 13,219 | 11,483 | 10,166 |
| Selling, general and administrative expenses | **4,153** | 5,061 | 5,623 | 5,693 | 4,925 |
| Research and development | **458** | 379 | 670 | 743 | 760 |
| Operating (loss) profit | **(469)** | (191) | 6,926 | 5,047 | 4,481 |
| Other income (expense), net | **289** | 461 | 793 | 531 | 601 |
| Net (loss) income | **(106)** | 190 | 5,013 | 3,673 | 3,348 |
| **Per Share Amounts:** | | | | | |
| Net (loss) income per share (basic) | **(.07)** | .12 | 2.65 | 2.02 | 2.05 |
| Net (loss) income per share (diluted) | **(.07)** | .11 | 2.57 | 1.97 | 1.96 |
| Book value per share | **7.91** | 8.00 | 11.28 | 8.55 | 13.67 |
| Market price per share (unaudited) – high | **15.10** | 26.44 | 26.06 | 24.00 | 20.38 |
| – low | **8.25** | 12.31 | 14.50 | 12.50 | 14.50 |
| **Balance Sheet Information** | | | | | |
| Current assets | **$14,723** | $15,029 | $28,970 | $21,972 | $28,954 |
| Total assets | **16,902** | 17,839 | 31,477 | 24,435 | 31,278 |
| Current liabilities | **5,139** | 5,854 | 9,381 | 7,454 | 7,834 |
| Long-term liabilities | **550** | 650 | 750 | 850 | 950 |
| Shareholders' equity | **11,212** | 11,336 | 21,345 | 16,131 | 22,494 |
| Weighted average number of equivalent shares outstanding | **1,417,682** | 1,658,296 | 1,948,956 | 1,862,116 | 1,707,366 |

In May 2001, we purchased 550,000 shares of our common stock for $11,000,000 in a modified "Dutch auction" tender offer. We also incurred $461,136 in related fees and expenses. In May 1999, we paid a special dividend of $7.00 per share, totaling $13,196,008, to shareholders. The reduction in shareholders' equity in 2001 and 1999 reflects these transactions.

## ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**Results of Operations**
(Note: All dollar amounts are in thousands)
2002 vs. 2001

| | | 2002 | 2001 |
|---|---|---|---|
| **Net Sales** | | $ 16,264 | $ 21,669 |
| Increase (Decrease) | $ | (5,405) | |
| | % | (25) | |

We believe that our net sales were adversely affected by the slowdown in the U.S. economy and specifically a reduction in post-press capital spending by newspaper industry publishers.

| | | 2002 | 2001 |
|---|---|---|---|
| **Gross Profit** | | $ 4,142 | $ 5,250 |
| Increase (Decrease) | $ | (1,108) | |
| | % | (21) | |
| Percentage of Net Sales | | 25% | 24% |

The decrease in gross profit is primarily due to lower net sales. Additionally, our gross profit was affected by a higher percentage of fixed manufacturing overhead costs related to lower shipment volumes and cost overruns resulting from higher than expected production and installation costs on some larger custom orders; these cost overruns declined during the course of 2002. The costs adversely affecting gross profit were offset in part by cost cutting measures including workforce reductions, a two-week plant shutdown, and four-day work weeks from January 2002 to August 2002.

| | | 2002 | 2001 |
|---|---|---|---|
| **Selling, General and Administrative Expense** | | $ 4,153 | $ 5,061 |
| Increase (Decrease) | $ | (908) | |
| | % | (18) | |
| Percentage of Net Sales | | 26% | 23% |

The decrease in selling, general and administrative expenses reflects non-recurring costs generated in 2001, changes to our allowance for doubtful accounts, and reduction in variable expenses offset in part by the write-off of impaired goodwill. During 2001, we recorded non-recurring charges of $402,000 with respect to efforts by the Special Committee of our Board of Directors to evaluate strategic alternatives for the Company and with respect to compensation charges relating to our payment to several non-executive employees of an amount equal to the excess of market value over the exercise price of options surrendered by the employees. Additionally, in 2001, we recorded a net increase in our allowance for doubtful accounts of $110,000 based on our assessment of the collectability of customer accounts and the aging of our accounts receivable. In contrast, we reduced our allowance for doubtful accounts by $155,000 during 2002, because we collected customer receivable balances that were previously reserved. The decrease in selling, general and administrative expenses was also affected by workforce reductions and lower variable selling expenses.

The reduction in selling, general and administrative expenses was partially offset by the write-off of goodwill. In 2001, we amortized our goodwill asset by approximately $31,000. In 2002, we adopted Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized, but instead tested for impairment at least annually. Our test of goodwill impairment included comparing the value of goodwill to projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. As a result of our goodwill impairment test, we wrote off approximately $137,000 of goodwill in 2002.

| | 2002 | 2001 |
|---|---|---|
| Research and Development | $ 458 | $ 379 |
| Increase (Decrease) $ | 79 | |
| % | 21 | |
| Percentage of Net Sales | 3% | 2% |

The majority of our 2002 research and development costs represented expenditures for the development of our 500 Stacker, high-resolution ink-jet printer for our bottomwrapper product line and, more recently, a new and not yet introduced product. The majority of our 2001 research and development costs represented expenditures for improvements to the automatic palletizer system and development of the Quipp-Gripp II. In 2001, we focused much of our engineering and technical efforts on the custom design and production of customer orders. Costs related to these activities are charged to cost of goods sold as incurred.

| | 2002 | 2001 |
|---|---|---|
| Other Income and Expense (Net) | $ 289 | $ 462 |
| Increase (Decrease) $ | (173) | |
| % | (37) | |
| Percentage of Net Sales | 2% | 2% |

The decrease in other income and expense (net) is primarily due to the decrease in interest income. The decrease in interest income resulted from lower interest rates and lower average balances of cash and cash equivalents and securities available for sale. The decrease was offset in part by gains on the sale of securities and an increase in royalty income relating to our automatic cart loading system technology.

**Results of Operations**
(Note: All dollar amounts are in thousands)
2001 vs. 2000

| | | 2001 | 2000 |
|---|---|---|---|
| **Net Sales** | | $ 21,669 | $ 35,352 |
| Increase (Decrease) | $ | (13,683) | |
| | % | (39) | |

We believe the decrease in sales is due to a slowdown in the U.S. and Latin American economies and specifically a reduction in capital spending by newspaper publishers. The decline in newspaper advertising revenue has been widely reported, and we believe that the sale of our products have been affected as a result.

| | | 2001 | 2000 |
|---|---|---|---|
| **Gross Profit** | | $ 5,250 | $ 13,219 |
| Increase (Decrease) | $ | (7,969) | |
| | % | (60) | |
| Percentage of Net Sales | | 24% | 37% |

The decrease in gross profit as a percentage of sales is due primarily to shifts in product mix, a higher percentage of fixed manufacturing overhead costs due to lower production volumes, and higher production and installation costs for our new products. We have incurred higher production and installation costs for two new products, the automatic palletizer and gripper conveyor system, as compared to other products that we sell. Historically, the initial production and installation of new products generate lower margins when they are introduced. Nevertheless, costs with regard to installation of the palletizer and the Quipp Gripp II, our gripper conveyor, exceeded management's expectations and have had a more pronounced effect on our gross margins than management initially anticipated. We successfully completed several gripper conveyor and palletizer installations during 2001 and anticipate that the experience we have gained will enable us to better gauge pricing and costs in connection with new orders for these products.

| | | 2001 | 2000 |
|---|---|---|---|
| **Selling, General and Administrative Expense** | | $ 5,061 | $ 5,623 |
| Increase (Decrease) | $ | (562) | |
| | % | (10) | |
| Percentage of Net Sales | | 23% | 16% |

Selling, General and Administrative Expense expenses decreased primarily due to reduced variable expenses, including bonuses, commissions, and warranty costs. The reduced expenses were offset in part by approximately $402,000 with respect to efforts by the Special Committee of our Board of Directors to evaluate strategic alternatives for the Company and with respect to compensation charges relating to our payment to several non-executive employees of an amount equal to the excess of market value over the exercise price of options surrendered by the employees. Additionally, in 2001, we recorded a net increase in our allowance for doubtful accounts of $110,000 based on our assessment of the collectability of customer accounts and the aging of our accounts receivable.

| | | 2001 | 2000 |
|---|---|---|---|
| **Research and Development** | | $ 379 | $ 670 |
| Increase (Decrease) | $ | (291) | |
| | % | (43) | |
| Percentage of Net Sales | | 2% | 2% |

The majority of our 2001 research and development costs represented expenditures for improvements to the automatic palletizer system and development of the Quipp-Gripp II. In 2001, we focused much of our engineering and technical efforts on the custom design and production of customer orders. Costs related to these activities are charged to cost of goods sold as incurred.

| | 2001 | 2000 |
|---|---|---|
| **Other Income and Expense (Net)** | $ 462 | $ 793 |
| Increase (Decrease) $ | (331) | |
| % | ( 42) | |
| Percentage of Net Sales | 2% | 2% |

The decrease in other income and expense (net) is primarily due to the decrease in interest income. The decrease in interest income resulted from lower average balances of cash and cash equivalents and securities available for sale. In May 2001, we purchased 550,000 shares of common stock in a tender offer for $11,000,000 and also incurred $461,136 in related fees and expenses.

**General**
Most of our sales are made on a contract basis. Typically, we receive a deposit upon the execution of the sales contract. Prior to shipment, we receive additional installment payments. We normally receive larger orders several months in advance of delivery. Therefore, backlog can be an important, though by no means conclusive, indication of our short-term revenue stream. The timing of revenues can be affected by pending orders, the amount of custom engineering required, the timetable for delivery, the completion of the installation, and the receipt and nature of new orders. Our backlog, as of December 31, 2002 and December 31, 2001, was $4,686,000 and $6,611,000, respectively. Orders booked in 2002 were $14,019,000 as compared to $17,569,000 in 2001. As a result of continued uncertainties regarding capital spending by newspaper publishers, we remain cautious as to market conditions in 2003 and believe that, even if market conditions improve, there will be no noticeable effect on Quipp's financial results until late 2003 at best.

**Liquidity and Capital Resources**
Over the past several years, we have been able to generate sufficient cash to support our operations, pay a special dividend to shareholders in 1999 totaling $13,196,008 and purchase 550,000 shares of our common stock in a tender offer in 2001 for an aggregate of $11,000,000, plus $461,136 in expenses. Although, our operating results in 2002 and 2001 were well below the levels of recent years, our cash flow was not adversely affected. Our cash, cash equivalents and securities available for sale increased by $874,895 in 2002 and increased by $2,223,818 in 2001, without giving effect to cash used in connection with the tender offer. While our cash, cash equivalents and marketable securities may decline in 2003 if adverse economic conditions continue, we do not anticipate that we will be required to seek external funding.

Our long-term debt consists solely of obligations under variable rate industrial revenue bonds that were issued through the Dade County Industrial Development Authority in 1988. At December 31, 2002, the balance due on the bonds was $650,000, of which $100,000 is classified as a current liability on our balance sheet. During 2002, the bonds bore interest at an average rate of 1.6%.

On December 31, 2002, cash, cash equivalents and securities available for sale totaled $8,626,072, as compared to $7,751,177 at December 31, 2001, an increase of $874,895. The increase was primarily due to cash provided by operations. Working capital at December 31, 2002 was $9,583,369, an increase of $407,799 from $9,175,570 at December 31, 2001. We believe that our cash, cash equivalents and securities available for sale together with cash generated from operations will be sufficient to fund operations at the current level.

The following table provides information relating to our material contractual obligations at December 31, 2002.

Payments Due By Period

| Contractual Obligations | Total | Less Than 1 Year | 1-3 Years | 4-5 Years | More Than 5 Years |
|---|---|---|---|---|---|
| Long Term Debt | $ 650,000 | $100,000 | $200,000 | $200,000 | $150,000 |

## Critical Accounting Policies

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, revenues and expenses. These estimates are most significant in connection with our critical accounting policies, namely those of our accounting policies that are most important to the representation of our financial condition and results and require management's most difficult, subjective or complex judgments. These judgments often result from the need to make estimates about the effects of matters that are inherently uncertain.

We believe that our critical accounting policies relate to (1) revenue recognition involving complex installations, (2) allowance for doubtful accounts, (3) contract contingencies and (4) warranty reserves.

Revenue recognition involving complex installations
Our revenue recognition policy with regard to equipment sales involving complex installations calls for recognition when installation is complete. Because complex installations often require ongoing customer consultation even after a product is installed and is running, management often must make a judgment as to when an installation may be considered complete. We believe that an installation generally is complete when our customers can use the equipment in their daily operations and collection of the resulting accounts receivable is reasonably assured. Nevertheless, there is a degree of subjectivity involved in making this determination, which can affect the timing of recognition of revenues and the related cost of sales.

Allowance for doubtful accounts
We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically not exceeded our expectations and the provisions established, there is a risk that credit losses in the future will exceed those that have occurred in the past, in which case our operating results would be adversely affected. On the other hand, our operating results in 2002 benefited from a $155,000 reduction in our allowance for doubtful accounts because we collected customer receivable balances that were previously reserved.

Contract contingencies
Contract contingencies involve estimates of additional expenses that may be incurred after installation is complete. These expenses occur when additional efforts are required to assure customer satisfaction.

Warranty reserves
We record a warranty reserve based on our actual historical return rates and repair costs at the time of sale. While our warranty costs have historically been within our expectations and the provisions established, future warranty return rates or repair costs could be in excess of our warranty reserves. We could also be affected by competitive pressures that force us to extend the warranty period for our products. Additionally, we do not have extensive warranty claims experience with recently introduced products. A significant increase in product return rates or a significant increase in the costs to repair our products would adversely affect our operating results for the period or periods in which such returns or additional costs materialize.

**Market Risk**
We are exposed to various types of market risk, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices such as interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. Because our cash and investments exceed short and long-term debt, the exposure to interest rates relates primarily to our investment portfolio. Due to the short-term maturities of our investments, we believe there is no significant risk arising from interest rate fluctuations. We are actively managing our investment portfolios to increase return on investments, but, in order to ensure safety and liquidity, will only invest in instruments with credit quality and which are traded in a secondary market. The counterparties are major financial institutions and government agencies.

**Inflation**
The rate of inflation has not had a material impact on operations.

**Recent Accounting Pronouncements**
See Note 17in the Notes to Consolidated Financial Statements for recent accounting pronouncements.

**Forward Looking Statements**
The statements contained in this Annual Report on Form 10-K, including statements concerning shipment of backlog orders, the effect of an improvement in market conditions on our financial results, possible decline in cash, cash equivalents and marketable securities, and adequacy of available resources, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. A number of important factors could cause actual results to differ materially from those in the forward looking statements including, but not limited to, economic conditions generally and specifically in the newspaper industry, demand and market acceptance for new and existing products, the impact of competitive products and pricing, delays in shipment, cancellation of customer orders, and engineering and production difficulties.

## ITEM 7A – QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk."

## ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## Independent Auditors' Report

The Board of Directors
Quipp, Inc.:

We have audited the accompanying consolidated balance sheets of Quipp, Inc. and subsidiary (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for each of the years in the three-year period ended December 31, 2002 as listed in item 15(a)2 of the Company's 2002 Annual Report on Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/ s / KPMG LLP
Ft. Lauderdale, Florida
January 31, 2003

## QUIPP, INC. AND SUBSIDIARY
## CONSOLIDATED BALANCE SHEETS
## DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,769,545 | $1,627,937 |
| Securities available for sale | 6,856,527 | 6,123,240 |
| Accounts receivable, net | 2,872,617 | 3,382,105 |
| Inventories, net | 1,963,104 | 2,498,935 |
| Current deferred tax asset | 724,358 | 837,448 |
| Prepaid expenses and other current assets | 297,651 | 320,475 |
| Current portion of notes receivable | 238,940 | 238,940 |
| **Total current assets** | 14,722,742 | 15,029,080 |
| Property, plant and equipment, net | 1,766,966 | 1,959,258 |
| Notes receivable, net | 183,388 | 477,882 |
| Goodwill | 174,822 | 312,201 |
| Other assets | 53,900 | 60,620 |
| **Total Assets** | $16,901,818 | $17,839,041 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 100,000 | $ 100,000 |
| Accounts payable | 841,095 | 1,113,510 |
| Accrued salaries and wages | 466,517 | 433,359 |
| Deferred revenues | 2,081,031 | 2,275,351 |
| Contract contingencies | 200,131 | 522,976 |
| Other accrued liabilities | 1,450,599 | 1,408,314 |
| **Total current liabilities** | 5,139,373 | 5,853,510 |
| Long-term debt | 550,000 | 650,000 |
| **Total liabilities** | 5,689,373 | 6,503,510 |
| Contingencies (Note 16) | | |
| Shareholders' Equity: | | |
| Common stock – par value $.01 per share, authorized 8,000,000 shares, issued 1,426,025 shares in 2002 and 2001 | 14,260 | 14,260 |
| Treasury Stock, at cost (9,250 shares in 2002 and 2001) | (148,375) | (148,375) |
| Retained earnings | 11,307,955 | 11,414,178 |
| Other comprehensive income | 38,605 | 55,468 |
| | 11,212,445 | 11,335,531 |
| **Total Liabilities and Shareholders' Equity** | $16,901,818 | $17,839,041 |

See accompanying notes to the consolidated financial statements.

## QUIPP, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF OPERATIONS
## YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net sales | $16,263,650 | $21,668,842 | $35,351,747 |
| Cost of sales | (12,121,658) | (16,418,908) | (22,132,564) |
| **Gross profit** | 4,141,992 | 5,249,934 | 13,219,183 |
| Operating expenses: | | | |
| Selling, general and administrative expenses | (4,152,638) | (5,061,171) | (5,623,178) |
| Research and development | (458,387) | (379,437) | (669,855) |
| **Operating (loss) profit** | (469,033) | (190,674) | 6,926,150 |
| Other income (expense): | | | |
| Miscellaneous income (expense) | 100,864 | 8,587 | - |
| Interest income | 199,789 | 479,427 | 833,933 |
| Interest expense | (11,691) | (26,266) | (40,957) |
| | 288,962 | 461,748 | 792,976 |
| **(Loss) income before income taxes** | (180,071) | 271,074 | 7,719,126 |
| Income tax benefit (expense) | 73,848 | (81,173) | (2,706,452) |
| **Net (loss) income** | $ (106,223) | $ 189,901 | $ 5,012,674 |
| **Per share amounts:** | | | |
| Basic income per common share | ($0.07) | $0.12 | $2.65 |
| Diluted income per common share | ($0.07) | $0.11 | $2.57 |
| Basic average number common shares Outstanding | 1,417,682 | 1,626,787 | 1,891,928 |
| Diluted average number of common and common equivalent shares outstanding | 1,417,682 | 1,658,296 | 1,948,956 |

See accompanying notes to the consolidated financial statements.

## QUIPP, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
## YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Treasury Stock Shares | Treasury Stock Amount | Other Comprehensive Income | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balances on January 1, 2000 | 1,885,144 | $18,851 | $8,958,547 | $ 7,153,935 | - | $ - | $ - | $16,131,333 |
| Net income | | | | 5,012,674 | | | | 5,012,674 |
| Issuance of shares to employees | 8,357 | 83 | 152,580 | | | | | 152,663 |
| Purchase of treasury Stock | | | | | 2,500 | (38,125) | | (38,125) |
| Exercise of stock options (includes tax benefit of $11,851) | 4,750 | 48 | 86,679 | | | | | 86,727 |
| Balances on December 31, 2000 | 1,898,251 | 18,982 | 9,197,806 | 12,166,609 | 2,500 | (38,125) | - | 21,345,272 |
| Net income | | | | 189,901 | | | | 189,901 |
| Issuance of shares to employees | 9,149 | 92 | 214,383 | | | | | 214,475 |
| Unrealized gain on securities held for sale, net of taxes | | | | | | | 55,468 | 55,468 |
| Purchase of treasury Stock | | | | | 6,750 | (110,250) | | (110,250) |
| Exercise of stock options (includes tax benefit of $73,988) | 68,625 | 686 | 1,101,115 | | | | | 1,101,801 |
| Purchase stock in "modified Dutch auction" tender offer | (550,000) | (5,500) | (10,513,304) | (942,332) | | | | (11,461,136) |
| Balances on December 31, 2001 | 1,426,025 | 14,260 | - | 11,414,178 | 9,250 | (148,375) | 55,468 | 11,335,531 |
| Net Loss | | | | (106,223) | | | | (106,223) |
| Reduction of unrealized gain on securities held for sale, net of taxes | | | | | | | (16,863) | (16,863) |
| **Balances on December 31, 2002** | **1,426,025** | **$14,260** | **-** | **$1,307,955** | **$9,250** | **$(148,375)** | **$ 38,605** | **$ 11,212,445** |

See accompanying notes to the consolidated financial statements.

## QUIPP, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## YEARS ENDING DECEMBER 31, 2002, 2001 AND 2000

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash provided by operations: | | | |
| Net (loss) income | **$(106,223)** | $189,901 | $5,012,674 |
| Reconciliation of net (loss) income to net cash provided by operations: | | | |
| Deferred income taxes | **113,090** | (32,799) | 84,070 |
| Depreciation and amortization | **268,807** | 299,926 | 270,732 |
| Goodwill Impairment | **137,379** | - | - |
| Issuance of shares to employees | **-** | 214,475 | 152,663 |
| Write-off of fixed assets | **-** | - | 52,970 |
| Accounts and notes receivable bad debt allowance | **(154,806)** | 110,756 | 63,576 |
| Changes in operational assets and liabilities: | | | |
| Accounts receivable | **664,294** | 3,454,669 | (1,881,047) |
| Inventories | **535,831** | 1,273,871 | (1,155,165) |
| Other assets, prepaid expenses, other receivables | **29,544** | 271,687 | (39,233) |
| Notes receivable from customers | **294,494** | (846,228) | - |
| Accounts payable and other accrued liabilities | **(196,972)** | (2,128,424) | 1,405,952 |
| Contract contingencies | **(322,845)** | 467,703 | (507,919) |
| Deferred revenues | **(194,320)** | (1,625,194) | 381,538 |
| Income taxes payable | **-** | (167,820) | 246,177 |
| **Net cash provided by operations** | **1,068,273** | 1,482,523 | 4,086,988 |
| Cash flows from investing activities: | | | |
| Securities purchased | **(7,706,378)** | (10,149,882) | (22,165,717) |
| Securities sold | **6,956,228** | 19,984,504 | 16,734,377 |
| Capital expenditures | **(76,515)** | (131,736) | (374,560) |
| **Net cash (used in) provided by investing activities** | **(826,665)** | 9,702,886 | (5,805,900) |
| Cash flows from financing activities: | | | |
| Repayment of debt | **(100,000)** | (100,000) | (100,000) |
| Tender offer and related fees and expenses | **-** | (11,461,136) | - |
| Exercise of stock options | **-** | 1,027,813 | 74,876 |
| Purchase treasury stock | **-** | (110,250) | (38,125) |
| **Net cash used in financing activities** | **(100,000)** | (10,643,573) | (63,249) |
| Increase (Decrease) in cash and cash equivalents | **141,608** | 541,836 | (1,782,161) |
| Cash and cash equivalents, beginning of year | **1,627,937** | 1,086,101 | 2,868,262 |
| Cash and cash equivalents, end of year | **$ 1,769,545** | $ 1,627,937 | $ 1,086,101 |
| **Supplemental disclosure of noncash Information:** | | | |
| Tax benefit of exercised stock options | **$ -** | $ 73,988 | $ 11,851 |
| Unrealized gain on securities available for sale | **$ 16,863** | $ 55,468 | $ - |
| **Supplemental disclosure of cash payments:** | | | |
| Interest | **$ 11,691** | $ 26,266 | $ 40,957 |
| Income taxes | **$ 1,931** | $ 465,515 | $2,276,205 |

See accompanying notes to the consolidated financial statements.

QUIPP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Nature of business*** – Through our wholly owned subsidiary, Quipp Systems, Inc., we manufacture, sell and install post-press material handling equipment to newspaper publishers. In the post-press stage of newspaper operations, newspapers move from the pressroom in a continuous stream and are stacked, bundled, transferred to the shipping docks and loaded into carts or stored on pallets for further distribution. Our equipment and computerized control systems facilitate the automated movement of newspapers from the printing press to the delivery truck.

***Principles of consolidation*** – The accompanying consolidated financial statements include the accounts of Quipp, Inc. and Quipp Systems, Inc., a wholly owned subsidiary (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

***Accounts Receivable and Deferred Revenue*** – Most of the Company's sales are made on a contract basis and require customers to make progress payments. Progress payments are recorded as deferred revenue when received. Accounts receivable is presented net of an allowance for doubtful accounts of $165,000 for 2002 and $320,000 for 2001.

***Revenue Recognition*** - Revenue is generally recognized when all significant contractual obligations have been satisfied and collection of the resulting accounts receivable is reasonably assured. Revenue from equipment sales requiring basic installation services is recognized at the time of delivery according to contractual terms and is recorded net of discounts and allowances. Revenue from equipment sales requiring complex installation services is recognized when installation is complete and is recorded net of discounts and allowances.

The Company deferred sales totaling $714,039 and $600,000 at December 31, 2002 and 2001, respectively, for products that shipped but require complex installation services or have receivable balances that are not reasonably assured. Pending the completion of installation or collection of the outstanding receivable, the $714,039 and $600,000 balances are included in our balance sheet as deferred revenue. The related cost of these products is included in inventory.

***Inventories*** – Inventories include material, labor and factory overhead, and are stated at the lower of cost or market. Costs are determined using the first-in, first-out (FIFO) method.

***Notes receivable*** - Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense.

***Goodwill*** – Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. Goodwill impairment, if any, was measured based on projected discounted future operating cash flows.

***Research and development costs*** – Research and development costs include expenditures for the development of new products, significant enhancements of existing products or production processes, and the design, testing and construction of prototypes. The Company expenses research and development costs as they are incurred.

***Property, plant and equipment, net*** – Property, plant and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are expensed as incurred; alterations and major overhauls that improve an asset or extend the useful lives are capitalized.

*Cash and cash equivalents* – Cash and cash equivalents include all the Company's operating cash balances, demand deposits and short-term investments with original maturities of three months or less. The Company classifies investments with an original maturity of more than three months as securities available for sale.

*Income taxes* – Income taxes are accounted for using the asset and liability method under the provisions of SFAS No. 109, "Accounting For Income Taxes." Deferred tax assets and liabilities are identified based on temporary differences between the financial statements and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using tax rates that are expected to apply to taxable income in the year the temporary difference is expected to recover or settle. Tax rate changes are recognized in the period in which the change occurs.

*Income per share* – Basic income per share is based on the weighted average number of common shares outstanding during the periods presented. Diluted income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding in the periods presented. Dilutive common equivalent shares assume the exercise of options, calculated under the treasury stock method, using the average stock market prices during the periods.

*Warranty reserve* – Warranty reserves are calculated based on the Company's previous experience with customers' claims arising from the sale of merchandise. The reserve is computed at 1 1/2% of contract revenue. Additions to this reserve are charged to selling expense. Warranty reserve is included in other accrued liabilities.

*Securities available for sale* – Securities available for sale include investments that are not held for trading or not intended to be held to maturity. These instruments are recorded at their fair value. Unrealized holding gains or losses, net of the related tax effect, are included as a separate component of shareholders' equity. Realized gains and losses, arising from the sale of securities, are computed using the specific identification method and included in other income. Fair value of the securities is determined based upon market prices or discounted cash flow. A decrease in the market value below cost, determined to be other than temporary, would result in a reduction in carrying amount to fair value. This reduction would be charged to income. Premiums and discounts are amortized or accreted using a method that approximates the effective yield over the life of the security. Dividend and interest income is recognized when earned. The Company invests in short term and variable rate long-term securities and believes there is no significant risk arising from interest rate fluctuations. The Company actively manages its investment portfolios to increase return on investments, but, in order to ensure liquidity, will only invest in instruments with credit quality and which are traded in a secondary market.

*Deferred bond-financing cost* – Deferred bond financing costs were incurred upon the issuance of industrial revenue bonds (see note 7) and are included in other assets. These costs are amortized using a method that approximates the effective yield over the term of the bonds.

*Use of estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates could affect the reported amounts of revenues and expenses. Significant items subject to estimates include the allowance for doubtful accounts, warranty reserves, provision for contract contingencies on completed contracts and inventory reserves. Actual results could differ from those estimates.

*Impairment of long-lived assets* – The Company adopted SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" on January 1, 2002. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* There was no impairment of long-lived assets in 2002 and 2001.

*Contract contingencies* – Contract contingencies involve estimates of additional expenses that may be incurred after installation is complete. These expenses occur when additional efforts are required to assure customer satisfaction. Additions to contract contingencies are charged to cost of sales.

***Stock-Based compensation*** – In 2002, the Company used the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock option grants (note 8). Under APB 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation, " established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. In 2002, as allowed by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the Company has elected to continue applying the intrinsic value-based method of accounting described above, and has provided the disclosures required by SFAS No. 123. The following table illustrates the effect on net (loss) income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Net (loss) income as reported | **($106,223)** | $189,901 | $5,012,674 |
| Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax | **($24,056)** | ($341,094) | ($168,369) |
| Pro forma net (loss) income | **($130,279)** | ($151,193) | $4,844,305 |
| **Earnings Per Share:** | | | |
| Basic - as reported | **($0.07)** | $0.12 | $2.65 |
| Basic - pro forma | **($0.09)** | ($0.09) | $2.56 |
| Diluted - as reported | **($0.07)** | $0.11 | $2.57 |
| Diluted - pro forma | **($0.09)** | ($0.09) | $2.49 |

The per share average fair value of stock options granted during 2002 ranged from $14.60 to $14.98. The fair value of the options granted were estimated on the grant date using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in calculating fair value: an expected dividend yield of zero, expected lives ranging from five to ten years, stock price volatility of 30.68%, and a risk-free interest rate of 2.65%. No options were granted in 2001 or 2000.

***Comprehensive income*** – In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income". SFAS 130 is effective for fiscal years beginning after December 15, 1997 and establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The adoption of SFAS 130 has had no significant impact on the Company's financial statements. The Company had unrealized gains on securities available for sale totaling $38,605 and $55,468 at December 31, 2002 and 2001, respectively.

***Segment Reporting*** - In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 applies a "management approach" in which the internal reporting that is used by management for making operational decisions and evaluating performance is the source for the Company's segment reporting. The adoption of SFAS No. 131 did not affect the results of operations or financial position. The Company currently operates in one segment for management reporting purposes.

***Reclassifications*** - Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 financial statement presentation.

### Note 2 - SECURITIES AVAILABLE FOR SALE

Securities available for sale are recorded at fair value and consist primarily of federal, state and local government obligations and other short-term investments. As of December 31, 2002 and 2001, the amortized cost of securities available for sale approximates fair value. Securities available for sale at December 31, 2002 and 2001 consisted of the following:

| | 2002 | 2001 |
|---|---|---|
| Securities: | | |
| Municipal Securities | $ 2,125,000 | $ 5,945,000 |
| Federal Government Agency Securities | 4,600,000 | - |
| Money Market Investments | 60,877 | 420 |
| Premium on Investments | 32,045 | 122,352 |
| Unrealized Holding Gain | 38,605 | 55,468 |
| Total | $ 6,856,527 | $ 6,123,240 |

### Note 3 - INVENTORIES

Components of inventory as of December 31, 2002 and 2001 were as follows:

| | 2002 | 2001 |
|---|---|---|
| Raw Materials | $ 1,283,250 | $ 1,553,020 |
| Work in Process | 199,853 | 497,214 |
| Finished Goods | 48,978 | 109,745 |
| Subtotal | 1,532,081 | 2,159,979 |
| Shipped to Customers | 431,023 | 338,956 |
| Total | $ 1,963,104 | $ 2,498,935 |

Inventory obsolescence reserves total $304,000 and $315,000 in 2002 and 2001, respectively. Inventory includes balances totaling $431,023 and $338,956 at December 31, 2002 and 2001, respectively, for equipment shipped to customers but not recognized as a sale. The Company will recognize the sales and cost of sales for this equipment when installation services are complete or the outstanding receivable is collected.

### Note 4 – NOTES RECEIVABLE

Notes receivable consisted of the following as of December 31, 2002 and 2001:

| | 2002 | 2001 |
|---|---|---|
| Notes receivable | $ 551,735 | $ 846,229 |
| Allowance for doubtful accounts | (129,407) | (129,407) |
| | 422,328 | 716,822 |
| Less: current portion | (238,940) | (238,940) |
| Long term notes receivable | $ 183,388 | $ 477,882 |

## Note 5 - INCOME TAXES

Income tax benefit (expense) for the years ended December 31, 2002, 2001 and 2000 is as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| **2002** | | | |
| **U.S. Federal** | **$ 177,965** | **$ (101,026)** | **$ 76,939** |
| **State and local** | **8,973** | **(12,064)** | **(3,091)** |
| | **$ 186,938** | **$ (113,090)** | **$ 73,848** |
| **2001** | | | |
| U.S. Federal | $ (47) | $ 9,380 | $ 9,333 |
| State and local | (113,925) | 23,419 | (90,506) |
| | $ (113,972) | $ 32,799 | $ (81,173) |
| **2000** | | | |
| U.S. Federal | $(2,186,588) | $ (90,455) | $(2,277,043) |
| State and local | (435,794) | 6,385 | (429,409) |
| | $(2,622,382) | $ (84,070) | $(2,706,452) |

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

| | 2002 | 2001 |
|---|---|---|
| Deferred Tax Assets: | | |
| Warranty reserve | $ 81,504 | $ 86,706 |
| Inventory obsolescence | 171,994 | 156,024 |
| Allowance for bad debts | 109,094 | 118,572 |
| Contract reserves | 198,295 | 304,024 |
| Vacation Accrual | 78,971 | 54,352 |
| Unicap | 26,197 | 40,427 |
| Other taxes | 48,763 | 25,987 |
| Other | 12,847 | 107,456 |
| Total deferred tax assets | $ 727,665 | $ 893,548 |
| Deferred Tax Liability: | | |
| Depreciation | (3,307) | (56,100) |
| Total gross deferred tax liabilities | (3,307) | (56,100) |
| Net current deferred tax assets | $ 724,358 | 837,448 |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The following table summarizes the differences between the Company's effective income tax rate and the statutory federal tax rate for the years ended December 31, 2002, 2001, and 2000:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Statutory federal income tax rate | $61,224 | $(92,165) | $(2,613,141) |
| Increase (decrease) resulting from: | | | |
| State and Local taxes, net of Federal income tax benefit | (2,040) | (59,734) | (283,410) |
| Tax exempt interest | 37,777 | 104,743 | 159,667 |
| Other | (23,113) | (34,017) | 30,432 |
| | $73,848 | $(81,173) | $(2,706,452) |

The Company's effective tax rate was 41.0%, 29.9% and 35.0% in 2002, 2001, and 2000, respectively.

**Note 6 - PROPERTY, PLANT AND EQUIPMENT, NET**

The property, plant and equipment at December 31, 2002 and 2000 consist of the following:

| | 2002 | 2001 | Estimated Useful life (Years) |
|---|---|---|---|
| Land | $500,500 | $500,500 | - |
| Building | 1,431,771 | 1,431,771 | 31 |
| Building Improvements | 561,813 | 559,640 | 10 |
| Machinery | 801,322 | 798,127 | 5 |
| Furniture and Fixtures | 220,413 | 219,813 | 5 |
| Computer Equipment | 1,259,112 | 1,188,565 | 5 |
| Automobiles | 66,859 | 66,859 | 5 |
| | 4,841,790 | 4,765,275 | |
| Less: Accumulated depreciation | (3,074,824) | (2,806,017) | |
| | $1,766,966 | $1,959,258 | |

Depreciation expense charged to income was $268,807, $268,706, and $239,512 in 2002, 2001, and 2000, respectively.

**Note 7 - LONG-TERM DEBT**

*Industrial Revenue Bonds* - On October 4, 1988, the Company borrowed $2,340,000 by issuing, through Dade County Industrial Development Authority, Variable Rate Industrial Revenue Bonds. The remaining balances of the bonds were $650,000 and $750,000 at December 31, 2002 and 2001, respectively, of which $100,000 is classified as current. The bonds are secured by a letter of credit from a bank, and bore interest at an average rate of 1.6% and 3.4% during 2002 and 2001, respectively. The bonds are payable in annual installments of $100,000 in years 2003 through 2007 and $150,000 in 2008. The letter of credit securing the Company's obligation expires on September 16, 2003.

## Note 8 - STOCK OPTION PLANS

***1996 Equity Compensation Plan*** - The Quipp, Inc. 1996 Equity Compensation Plan (Equity Compensation Plan) provides for grants of stock options and stock-based awards to employees, directors, consultants and advisors of the Company. Stock options issued in connection with the Equity Compensation Plan are granted with an exercise price per share equal to the fair market value of a share of Company common stock at the date of grant. All stock options have five to ten-year maximum terms and vest, either immediately, or within four years of grant date. The total number of shares of common stock issuable under the Equity Compensation Plan is 600,000. At December 31, 2002, 2001 and 2000 there were 54,514, 42,014 and 29,683 shares available for grant under the Equity Compensation Plan.

Stock option activity during the periods indicated is as follows:

| | Incentive Stock Options | | Nonqualified Options | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Balance at December 31, 1999 | 195,000 | 15.26 | 53,000 | 14.80 |
| Exercised | (4,750) | 15.76 | - | - |
| Balance at December 31, 2000 | 190,250 | $ 15.25 | 53,000 | $ 14.80 |
| Exercised | (55,625) | 15.04 | (13,000) | 14.71 |
| Cancellations | (20,250) | 14.52 | - | - |
| Balance at December 31, 2001 | 114,375 | $ 15.53 | 40,000 | $ 14.83 |
| Issued | 6,000 | 14.60 | 5,000 | 14.98 |
| Cancellations | (24,500) | 15.61 | - | - |
| Balance at December 31, 2002 | 95,875 | $ 15.39 | 45,000 | $ 14.85 |

At December 31, 2002, the range of exercise prices and remaining contractual life of outstanding options was $14.00 to $17.50, and 1 to 9 years. At December 31, 2002, the number of options exercisable was 132,500, as indicated in the table below.

| Range of Exercise Prices | Options Outstanding | Options Exercisable | Remaining Contractual Life |
|---|---|---|---|
| $14.00 -17.50 | 140,875 | 132,500 | 1 to 9 years |
| | 140,875 | 132,500 | |

The weighted-average exercise price of options outstanding at December 31, 2002 was $15.21.

## Note 9 - EARNINGS PER SHARE

Basic net (loss) income per share is computed by dividing net (loss) income (numerator) by the weighted average number of shares of common stock outstanding (denominator) during the period. Diluted net (loss) income per share gives effect to stock options considered to be potential common shares, if dilutive, computed using the treasury stock method. The following table presents the calculation for the number of shares used in the basic and diluted net (loss) income per share computations:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net (loss) income | $(106,223) | $189,901 | $5,012,674 |
| **Shares** | | | |
| Basic Shares | 1,417,682 | 1,626,787 | 1,891,928 |
| Common stock equivalents from option plan | - | 31,509 | 57,028 |
| Diluted | 1,417,682 | 1,658,296 | 1,948,956 |
| **EPS** | | | |
| Basic | ($ .07) | $ .12 | $ 2.65 |
| Diluted | ($ .07) | $ .11 | $ 2.57 |

## Note 10 - MAJOR CUSTOMERS

For the years ended December 31, 2002, 2001 and 2000, no single newspaper customer accounted for ten percent or more of the Company's net sales. A number of the Company's newspaper customers are part of large newspaper chains, but management believes that the individual newspapers make purchase decisions. Newspapers owned by Gannett Co, Inc. accounted for 16% and 13% of the Company's net sales in 2002 and 2001, respectively. Newspapers owned by Gannett Co, Inc. and Knight-Ridder, Inc. accounted for 18% and 12%, respectively, of the Company's net sales in 2000. The Company sells a substantial portion of its products to the domestic newspaper industry; foreign sales accounted for 6%, 5%, and 13% of total net sales in 2002, 2001 and 2000, respectively.

## Note 11 - EMPLOYEE BENEFIT PLAN

The Quipp Systems, Inc. Employee Savings and Investment Plan (the Savings Plan), is a defined contribution plan that covers substantially all full-time employees. The Savings Plan permits eligible employees to contribute up to 20% of annual compensation, subject to the maximum allowable contribution limits of Sections 415, 401(k) and 404 of the Internal Revenue Code In 2000, the Board of Directors approved an increase in the matching contribution to the Savings Plan to 60% of the first 8% of compensation deferred by each participant. The amount contributed by the Company in 2002, 2001, and 2000, was $110,655, $143,845 and $137,117, respectively. The Company, as sponsor, pays the administrative expenses of the Savings Plan.

**Note 12 – QUARTERLY SUMMARY OF KEY FINANCIAL DATA**

**Quarterly Summary**
**(In thousands, except per share amounts)**
**(Unaudited)**

| Quarter Ended | March 31, | June 30, | September 30, | December 31, |
|---|---|---|---|---|
| **2002** | | | | |
| Net Sales | $3,704 | $4,471 | $3,702 | $4,387 |
| Operating (Loss) Profit | (327) | (37) | (171) | 66 |
| Net (Loss) Income | (129) | 29 | (71) | 65 |
| Basic (loss) income per common share | ($0.09) | $0.02 | ($0.05) | $0.05 |
| Diluted (loss) income per common share | ($0.09) | $0.02 | ($0.05) | $0.05 |
| **2001** | | | | |
| Net Sales | $6,101 | $6,493 | $3,970 | $5,105 |
| Operating Profit (Loss) | 510 | 510 | (1,053) | (158) |
| Net Income (Loss) | 433 | 410 | (643) | (10) |
| Basic (loss) income per common share | $0.23 | $0.23 | ($0.45) | ($0.01) |
| Diluted (loss) income per common share | $0.22 | $0.23 | ($0.45) | ($0.01) |

**Note 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS**

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, securities available for sale, accounts receivable, other assets, prepaid expenses and other receivables, long-term debt, accounts payable, accrued salaries and wages and other accrued liabilities approximate fair value.

### Note 14 – GOODWILL

The changes in the carrying value of goodwill for the year ended December 31, 2002 are as follows:

| | |
|---|---|
| Balance as of January 1, 2002 | $ 312,201 |
| Impairment loss | (137,379) |
| Balance as of December 31, 2002 | $ 174,822 |

The Company's goodwill resulted from the purchase of certain assets of Hall Processing Systems in 1994. The Company reviews the operating profit and cash flow expected from these assets quarterly. During 2002, we recognized an impairment loss of $137,379 since the carrying amount of the assets was greater than the fair value of the assets, as determined using the expected present value of future cash flows. The impairment write-off was charged to selling, general and administrative expenses.

The Company adopted SFAS 142 on January 1, 2002. The following table represents the pro forma effect of SFAS 142 for the three years ending December 31, 2002, 2001, and 2000.

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net (loss) income as reported | ($106,223) | $189,901 | $5,012,674 |
| Add back goodwill amortization, net of taxes | - | 21,885 | 20,293 |
| Pro forma net (loss) income | ($106,223) | $211,786 | $5,032,967 |
| **Earnings Per Share:** | | | |
| Basic - as reported | ($0.07) | $0.12 | $2.65 |
| Goodwill amortization | - | 0.01 | 0.01 |
| Basic - pro forma | ($0.07) | $0.13 | $2.66 |
| Diluted - as reported | ($0.07) | $0.11 | $2.57 |
| Goodwill amortization | - | 0.01 | 0.01 |
| Diluted - pro forma | ($0.07) | $0.12 | $2.58 |

### Note 15 – RECENT DEVELOPMENTS

Effective January 1, 2003, the Company has adopted the fair value based method of accounting for stock option grants in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and has elected the prospective method under Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." All future employee stock option grants will be expensed over the stock option vesting period based on the fair value at the date the options are granted.

On March 3, 2003, the Company announced that its Board of Directors adopted a shareholder rights plan and declared a dividend of one right for each share of Quipp common stock held by shareholders of record as of the close of business on March 13, 2003. The rights plan is designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of Quipp without offering a fair and adequate price and terms to all of Quipp shareholders. The rights generally will become exercisable only if a person or group (other than certain institutional investment managers and certain existing shareholders who already beneficially own greater than 10 percent of the outstanding Quipp common stock, provided that such existing shareholders do not acquire any additional shares) acquires beneficial ownership of 10 percent or more of Quipp common stock or commences a tender or exchange offer for 10 percent or more of Quipp common stock. The rights will be subject to redemption by the Board of Directors for $0.01 per right and, unless redeemed earlier by the Board of Directors, will expire on March 2, 2006.

In March 2003, the Company completed the acquisition of certain assets of USA Leader, Inc., a Missouri corporation (the "Seller"), pursuant to an Asset Purchase Agreement (the "Purchase Agreement"), The assets acquired pursuant to the Purchase Agreement included the Seller's patent, know-how, drawings, tooling, customer list, other intellectual property, inventory, furniture, equipment and supplies. The Seller manufactured and sold proprietary inserting and collating equipment and stacking systems (the "Products") for the newspaper and commercial printing markets.

Under the terms of the Purchase Agreement, the aggregate consideration payable by the Company to the Seller is approximately $390,000 in cash, subject to adjustment based on the closing date value of certain assets and liabilities, and 6,000 shares of common stock, $0.01 par value per share, of the Company. Quipp Systems will also pay additional amounts consisting of a percentage of sales of the Products during the next three years. The purchase price was determined by arms-length negotiations between the parties. The cash portion of the purchase price was paid out of the Company's cash on hand.

**Note 16 - CONTINGENCIES**

In the normal course of business, the Company is exposed to litigation, and other asserted and unasserted claims. In the opinion of management, the resolution of these matters would not have a material adverse effect on the Company's financial position, results of operations or liquidity.

**Note 17 – RECENT PRONOUNCEMENTS**

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this standard had no effect on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement No. 13, and Technical Corrections" (SFAS 145). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt, " SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers" and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and amends SFAS No. 13, "Accounting for Leases." This statement updates, clarifies, and simplifies existing accounting pronouncements. The adoption of this standard had no effect on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company does not expect that the adoption of the statement will have an impact on its financial position and results of operations.

During November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 00-21, Multiple-Deliverable Revenue Arrangements, which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company does not expect that the adoption of EITF Issue 00-21 will have an impact on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have an effect on the Company's financial statements. The disclosure requirements are effective for fiscal years ending after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and the interim disclosure provisions are effective for interim periods beginning after December 15, 2002. As discussed in note 15, the Company has adopted the fair value based method of accounting for stock option grants in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," and has elected the prospective method under Statement of Financial Accounting Standards No. 148.

## ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## PART III

### ITEM 10 – DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

This information (other than the information relating to executive officers included in Part I) will be included in our Proxy Statement relating to our Annual Meeting of Shareholders, which will be filed within 120 days after the close of our fiscal year covered by this report, and is hereby incorporated by reference to such Proxy Statement.

### ITEM 11 – EXECUTIVE COMPENSATION

This information will be included in our Proxy Statement relating to our Annual Meeting of Shareholders, which will be filed within 120 days after the close of our fiscal year covered by this report, and is hereby incorporated by reference to such Proxy Statement.

### ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information, as of December 31, 2002, regarding securities issuable under our 1996 Equity Compensation Plan, which is our only equity compensation plan currently in effect and was approved by our shareholders.

**Equity Compensation Plan Information**

| Plan Category | Number of securities to be issued upon exercise of outstanding options | Weighted-average exercise price of outstanding options | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by security holders | 140,875 | $ 15.21 | 54,514 |
| Equity compensation plans not approved by security holders | - | $ - | - |
| Total | 140,875 | $ 15.21 | 54,514 |

Other information required to be disclosed in this section will be included in our proxy statement relating to our Annual Meeting of Shareholders, which will be filed within 120 days after the close of our fiscal year covered by this report, and is hereby incorporated by reference to such Proxy Statement.

### ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable

## ITEM 14 – CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures within 90 days prior to the filing date of this report was carried out by us under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial officer. Based on that evaluation, the Chief Executive Officer and principal financial officer concluded that our disclosure controls and procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Subsequent to the date of the most recent evaluation, there were no significant changes in our internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

## PART IV

## ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1 Financial Statements - See "Index to Financial Statements" in Item 8

2 Schedule II – Valuation and Qualifying Accounts. All other schedules are omitted because they are inapplicable.

3 Exhibits (Note: The file number of all referenced Annual and Quarterly Reports on Forms 10-K and forms 10-Q, respectively, is 0-14870.)

| Exhibit No. | |
|---|---|
| 3.1 | Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998). |
| 3.2 | By-Laws, as amended (Incorporated by reference to Exhibit 99.1 to Registrants Current Report on Form 8-K, dated March 1, 2002). |
| *10.1 | Quipp, Inc. 1996 Equity Compensation Plan, as amended. |
| *10.2 | Quipp Systems, Inc. Employee Savings and Investment Plan (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993). |
| *10.3 | Quipp Inc. Management Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10K for the fiscal year ended December 31, 1998). |
| *10.4 | Change of Control Agreement, dated as of December 23, 2000, among Quipp, Inc., Quipp Systems, Inc and Christer Sjogren. (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000). Identical agreements, also dated as of December 23, 2000, were entered into with David Switalski and Angel Arrabal. In accordance with Instruction 2 of Item 601 of Regulation S-K, those agreements need not be filed with this report. |
| *10.5 | Change of control agreement dated as of June 25, 2002 among Quipp, Inc., Quipp Systems, Inc and Michael S Kady (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002. |
| 22 | Subsidiary of the Registrant (Incorporated by reference to Exhibit 22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1987). |
| 23 | Consent of KPMG LLP. |
| 99.1 | Certificate of the Chief Executive Officer of Quipp, Inc. pursuant to Title 18, section 1350 of the United States Code. |
| 99.2 | Certificate of the Principal Financial Officer of Quipp, Inc. pursuant to Title 18, Section 1350 of the United States Code. |

* *Constitutes management contract or compensatory plan or arrangement required to be filed as an exhibit to this form.*

(b) The Registrant filed no reports on Form 8-K during the last quarter of the period covered by this report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

**Quipp, Inc.**

Date: March 14, 2003

By: / s / Michael S. Kady
MICHAEL S. KADY
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in behalf of the registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| / s / Michael S. Kady<br>MICHAEL S. KADY | Chief Executive Officer and Director | March 14, 2003 |
| / s / Ralph M. Branca<br>RALPH M. BRANCA | Director | March 14, 2003 |
| / s / Richard H. Campbell<br>RICHARD H. CAMPBELL | Director | March 14, 2003 |
| / s / Lawrence J. Gibson<br>LAWRENCE J GIBSON | Director | March 14, 2003 |
| / s / Cristina H. Kepner<br>CRISTINA H. KEPNER | Director | March 14, 2003 |
| / s / Louis D. Kipp<br>LOUIS D. KIPP | Director | March 14, 2003 |
| / s / Eric Bello<br>ERIC BELLO | Director of Finance and Treasurer (Principal Financial and Accounting Officer) | March 14, 2003 |

**QUIPP, INC.**
**ANNUAL REPORT ON FORM 10-K**
**EXHIBIT INDEX**

Exhibit

3.1 Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

3.2 By-Laws, as amended (Incorporated by reference to Exhibit 99.1 to Registrants Current Report on Form 8-K, dated March 1, 2002).

*10.1 Quipp, Inc. 1996 Equity Compensation Plan, as amended

*10.2 Quipp Systems, Inc. Employee Savings and Investment Plan (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993).

*10.3 Quipp Inc. Management Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10K for the fiscal year ended December 31, 1998).

*10.4 Change of Control Agreement, dated as of December 23, 2000, among Quipp, Inc., Quipp Systems, Inc and Christer Sjogren. (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000). Identical agreements also dated as of December 23, 2000 were entered into with David Switalski and Angel Arrabal. In accordance with Instruction 2 of Item 601 of Regulation S-K, those agreements need not be filed with this report.

*10.5 Change of control agreement dated as of June 25, 2002 among Quipp, Inc., Quipp Systems, Inc and Michael S Kady (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002.

22 Subsidiary of the Registrant (Incorporated by reference to Exhibit 22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1987).

23 Consent of KPMG LLP

99.1 Certificate of the Chief Executive Officer of Quipp, Inc. pursuant to Title 18, section 1350 of the United States Code.

99.2 Certificate of the Principal Financial Officer of Quipp, Inc. pursuant to Title 18, Section 1350 of the United States Code.

* Constitutes management contract or compensatory plan or arrangement required to be filed as an exhibit to this form.

**QUIPP, INC. AND SUBSIDIARY**
**SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS**
**YEARS ENDED DECEMBER 31, 2002, 2001 and 2000**

| | Balance, beginning of year | (a) Charged to Expenses | (b) Write-offs | Balance, end of year |
|---|---|---|---|---|
| Year ended December 31, 2002: | | | | |
| Allowance for doubtful accounts | 320,000 | (154,806) | (194) | 165,000 |
| Year ended December 31, 2001: | | | | |
| Allowance for doubtful accounts | 370,000 | (18,651) | (31,349) | 320,000 |
| Year ended December 31, 2000 | | | | |
| Allowance for doubtful accounts | 306,424 | 63,576 | - | 370,000 |

(a) Charges to expense result from increases or decreases to our allowance for doubtful accounts due to the assessment of the collectability of customer accounts and the aging of our accounts receivable.

(b) We write-off trade accounts when we have exhausted all reasonable efforts to collect outstanding receivable balances.

## CERTIFICATIONS

99.1

I, Michael S. Kady certify that:

1. I have reviewed this Annual report on Form 10-K of Quipp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Michael S. Kady
Michael S. Kady
Chief Executive Officer

Date: March 14, 2003

99.2

I, Eric Bello certify that:

1. I have reviewed this Annual report on Form 10-K of Quipp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Eric Bello
Eric Bello
Treasurer (principal financial officer)

Date: March 14, 2003

NOTES

## Investor Information

*Nasdaq Stock Symbol:* QUIP

***Stock Transfer Agent:***
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10035

***General Counsel:***
Morgan Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

***Independent Public Accountant:***
KPMG LLP
One Biscayne Tower
Miami, FL 33131

***Reports and Publications:***
A copy of the Company's 2002 Form 10-K filed with the Securities and Exchange Commission can be obtained upon written request to:

**Corporate Relations Department**
Quipp, Inc.
4800 N.W. 157th Street
Miami, FL 33014-6434

### Common Stock Market Information

The following table sets forth high and low sales prices of the Common Stock of Company as reported on the Nasdaq National Market for each calendar quarter in 2001 and 2002:

| | **2002** | | 2001 | |
|---|---|---|---|---|
| | **High** | **Low** | High | Low |
| First Quarter | **$15.10** | **$13.50** | $26.44 | $20.75 |
| Second Quarter | **14.00** | **12.91** | 21.75 | 16.13 |
| Third Quarter | **13.50** | **8.82** | 17.34 | 13.94 |
| Fourth Quarter | **13.01** | **8.25** | 15.45 | 12.31 |

We did not pay any dividends in 2001 or 2002.

## Board of Directors

### Quipp, Inc.

*Michael S. Kady**
President and CEO
Quipp, Inc.

*Ralph M. Branca***
Former President and CEO
Quipp, Inc.

*Louis D. Kipp***
Former President
Quipp Systems, Inc.

*Richard H. Campbell****
Chairman of the Board
Quipp, Inc.

*Cristina H. Kepner****
Former Executive V.P.
Invemed Associates, Inc.

*Lawrence J. Gibson*****
President
Gibson Consulting.

* *Also Director of Quipp Systems, Inc.*

** *Member of the Compensation and Nominating Committee and Director of Quipp Systems, Inc.*

*** *Member of the Audit Committee*

**** *Member of both the Audit Committee and the Compensation and Nominating Committee*

## Officers

### Quipp, Inc.

*Michael S. Kady*
President and CEO

*Eric Bello*
Treasurer

### Quipp Systems, Inc.

*Michael S. Kady*
President

*Angel E. Arrabal*
Vice President of Sales

*Eric Bello*
Treasurer

*Christer A. Sjogren*
Executive Vice President

*David Switalski*
Vice President of Operations

*Mohammed Jamil*
Vice President of Customer Service



# Philadelphia Inquirer completes Quipp palletizer system installation

Newspapers & Technology *May 2002* - Philadelphia Newspapers Inc., publishers of the *Philadelphia Inquirer* and the *Daily News*, has completed installation of four automatic palletizers and a bundle distribution system from Quipp Systems, Inc.

The $2.6 million-purchase was announced in December 2000. The installation began early last year, with the first palletizer going on-line in May 2001. Recently the fourth unit went into production.

PNI, a Knight Ridder property, bought the Quipp APS newspaper palletizing system to eliminate the football-shaped bundles.

The Inquirer (daily, 352,702; Sunday, 798,252) and Daily News (daily, 78,634) are printed on nine 11-year-old Goss Colorliner presses at the company's Conshohocken plant 17 miles west of Philadelphia. The previous palletizers could not process Sunday pre-pack bundles and had to be worked by hand.

Not only has it kicked the football issue, PNI doesn't have to place costly cardboard inserts between bundles.

PNI also doubles up on stacking, forming and wrapping space, which means less square footage is needed in the plant, project manager Carlos Reyes pointed out.

"It does deliver a better product to the field," Assistant Director of Packaging and Distribution of PNI Dan Mastin said. "Because of the way this equipment wraps skids, they stand up very well under the stress of transportation."

PNI operates 27 tielines with Quipp Stackers and Quipp Viper bottomwrappers. PNI recently purchased six new 3/4 Viper bottomwrappers with inkjet systems. Twenty-two tielines feed into a tray system and five tielines go into the Quipp bundle distribution system.

The system is controlled by computer with multiple input and output points.

"We are a systems supplier," said Leticia Gostisa, Quipp's sales and marketing administrator. "Instead of just offering products, at PNI we were able to solve their problem by producing a systems solution."

If it weren't for the Nexpo 1999 show in Las Vegas, PNI employees would still be chucking footballs. Mastin asked PNI's mechanical and technical manager Ken Smith if he saw anything of interest at the show.

"He said 'no,'" then came back in a couple of minutes and said, 'Yeah, I did,'" Mastin said.

A presentation by Quipp was followed by visits to the installed systems at the Washington Post. The new equipment headed the top of the wish list.

PNI did not bid the new system. Quipp has supplied systems for PNI since it opened its new plant and the palletizer purchase was an extension of that relationship, Mastin said.

# SECOND GENERATION CART LOADER INTRODUCED

Miami, FL, April 12, 2002 – Quipp introduces a new and dramatically improved Automatic Cart Loader for use in the demanding packaging room situation of newspaper production facilities.

The new Series 8552 Loader is a more versatile and capable version of the earlier QUIPP 8551 Series machine of which over 27 are presently in operation. With an increased capacity now approximately 40 bundles per minute, the 8552 was designed to handle newspaper products produced from 50 inch webs.

A choice of peripheral bundle supply and conditioning conveyors assure a consistent delivery of correctly aligned and spaced bundles. The QUIPP 4172 BOD (Bundle Orienting Device) corrects any supply of mis-aligned and/or incorrectly turned bundles while the QUIPP 4152 Accumulating Conveyor paces and can accumulate and buffer bundles upstream of the Cart Loader.

*Later starts, earlier finishes*

# Closing the Window

*Greenville's new packaging center opens up more room for profit*

Editor & Publisher *February 2002* - The Greenville (S.C.) News is a busy place. In addition to press runs for its 92,731-circulation weekday and 127,218-circulation Sunday issues, the paper publishes the weekly Simpsonville Tribune-Times for distribution to 34,000 households in the market's so-called "Golden Strip," the monthlies Upstate Active Times for seniors and Upstate Parent, and other specialty publications. It also handles more than 90% of the preprints distributed in its market, amounting to some 250 million inserts annually.

But the main reason the Greenville News decided to build a new packaging center was not to add production capacity, Post-press Manager William C. Turner explained it was for speed. "We wanted to start later and finish earlier. We wanted to reduce our production window from five hours to three and a half," Turner said during the recent Newspaper Association of America Super Conference. In just six months, Turner said, the new center reduced the window to four hours. And by the second week in January, he told E&P, the paper was reaching its 3 1/2-hour goal every weeknight. A paper that once had an editorial deadline of 10:45 p.m. now clears the newsroom at 11:30 p.m. and expects to extend that another 15 minutes. The daily, which Gannett Co. Inc. purchased in 1995, is also moving to the earlier 5:30 a.m. delivery time that, according to the chain's research, has the best potential for increasing home-delivery circulation.

Its four gripper conveyors and six processing lines move product, with completes and other packages handled by a Quipp bundle-distribution system serviced by eight truck loaders and two cart loaders.


News-Piedmont
Greenville, SC

The packaging center, which opened in July, is only the third major construction project the 127-year-old paper has had since it moved to its current location in 1914.

Even in a slowed market, the News has increased preprint volume while reducing its operational expenses, thanks in large part to the new packaging center, Turner said.